THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
AMERICAN PLAZA II
57 WEST 200 SOUTH
SUITE 310
SALT LAKE CITY, UTAH 84101

ALSO ADMITTED IN CALIFORNIA (inactive)	TELEPHONE (801) 359-9300 FAX (801) 359-9310 EMAIL: rnvance@qwest.net
December 27, 2005
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Registration Statement on Form SB-2
Filed October 31, 2005
File No. 333-129347
Dear Ms. Jacobs:
     Attached for filing is the first amendment to the registration statement on Form SB-2 of White Mountain Titanium Corporation (the “Company”), an exploration stage company. In response to the comments in your letter dated November 25, 2005, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:
FORM SB-2
General
     1. The statement in the press release dated November 24, 2004, about the results of the drilling program on the Cerro Blanco property was based upon raw data produced from the drilling program, all of which data is included in the Technical Report dated January 30, 2005, prepared for the Company by Thomas A. Henricksen, a registered Professional Geologist. This report, as well as the other reports on the property, is set forth in more detail in response to comment 27, below. Statements of mineralization contained in the press release dated July 12, 2005, were based upon information prepared by Terry Walker, the Company’s project geologist at the time. The estimate was based upon his review of prior data produced by Phelps Dodge and the increased size of the area covered by the Company’s claims. Statements of mineralization contained in the press release dated September 14, 2005, were based upon information contained in the Henricksen report. These estimates of the mineralization were furnished to both Rubicon and Phelps Dodge in connection with the securities transactions with these entities described in the prospectus which is a part of this registration statement.

Barbara C. Jacobs, Assistant Director
December 27, 2005

     Pursuant to Instruction 3 of Paragraph (b)(5) of Guide 7, the Company did not include the estimates of mineralization in the original filing because it viewed the inclusion of such information as optional since the instruction provides that “such estimates may be included.” Language has been added to the Geology and Mineralization portion of the Cerro Blanco Property subsection in the Business and Properties section of the prospectus which reflects the estimated mineralization disclosed in the most recent press release.
     2. During 2004 the Company entered into an arm’s length agreement with Proteus Capital Corporation to prepare an independent report on the Cerro Blanco property. Management believed it would benefit the Company to have such a report prepared by someone with experience in evaluating mining properties. Douglas Newby, the principal of Proteus, held himself out to be experienced in preparing such reports. Mr. Newby visited the mining property in 2004 and met with the Company’s project geologist and others to obtain information about the property. Using this information, he independently prepared the report. Management believes that the initial report was posted on the Proteus website on or about October 13, 2004, and subsequently updated in September 2005. The updated report was originally to be completed in May 2005, but because of other commitments, Mr. Newby did not complete the update until September 2005. The report has been removed from the Proteus website and is not otherwise publicly available.
     In the report prepared by Proteus, Mr. Newby set out his assumptions on the possible development and timing of the Cerro Blanco project. Based on these assumptions, Proteus prepared project cash flow projections and a net present value (“NPV”) estimate, both of which were included in the report. In preparing the update, Proteus had access to the results of additional metallurgical test work and was witness to higher trending rutile prices. Mr. Newby incorporated this information into his assumptions on plant recoveries and off-take pricing which resulted in an upward revision in the NPV estimate. The estimate of Proteus of $110 million in annual operating revenue was derived from an assumption that the Company is developing a project which is believed to be capable of producing 200,000 tons per year of rutile in concentrate, which is currently selling in a range of between $550 and $700 per ton.
     The agreement with Proteus was terminated in August of 2005 with the requirement that Proteus complete the update of the report. This was accomplished in September 2005. Because the agreement had been terminated at the time of the original filing of the registration statement, management determined that it was not a material contract under the provisions of Item 601(b)(10) of Regulation S-B. The preparation of the report by Proteus was the only relationship between it and the Company, and since the completion of the updated report, the Company has had no affiliation with Proteus or its principals.
     3. The sole reason for filing this registration statement is that Article VI of the Securities Purchase Agreement with Rubicon and Phelps Dodge requires that the Company do so. Language has been added to the summary section stating this reason for filing the registration statement. Also, in the Selling Shareholder section of the prospectus, in the second paragraph under the subheading “Funding Transaction with Rubicon Master Fund,” language has been included specifying this reason.

Barbara C. Jacobs, Assistant Director
December 27, 2005

Cover
     4. The requested language setting forth the range of selling prices of the shares has been added to the cover page and in the Plan of Distribution section.
     5. The footnote on the cover page of the registration statement has been amended to reference Rule 457(o) as the basis for calculating the filing fee. In addition, the amount of the filing fee has been increased and the additional $30 filing fee has been paid.
Table of Contents
     6. I have reviewed the prior filing on the website of the SEC and have been unable to locate any missing page numbers.
Summary
     7. Language has been added to this section stating that between 2000 and 2004, the Company was a non-reporting shell company.
     8. The definition of “exploration stage corporation” has been added in this section, as well as in the “Overview” portion of the Business section and in Management’s Plan of Operation.
     9. Language has been added to this section and in Management’s Plan of Operation to state that the Company has had no revenues, has achieved losses since incorporation, has no operations, and is currently relying upon the sale of securities to fund operations.
     10. A paragraph has been added to this section which sets forth the costs to conduct proposed mineral exploration activities, the estimated total expenditures over the 12 months, and the current cash on hand. In the same paragraph, language has also been added disclosing that we have no employees, except management. Further, language has been added to the paragraph to state that the Company has no other assets except the cash, cash equivalents, marketable securities, and the interest in the mining concessions.
Funding Transaction with European Institutional Investor, page 2
     11. All references in the document to “the European Investor” and “the “Prior Owner” have been revised to state the names of the companies involved.
     12. A brief summary of the Rubicon and Phelps Dodge securities transactions has been included in the summary section, and the detailed description of the transactions has been moved to the Selling Stockholders’ section of the prospectus.

Barbara C. Jacobs, Assistant Director
December 27, 2005

Risk Factors
     13. Management believes that it has included in this section all material risks that make this offering speculative or risky. In regard to some of the specific risk factors in this section, the references to “numerous problems,” “a large number of factors,” and “a variety of existing laws and regulations” have been removed. In some cases the content of the risk factors containing these phrases has been moved to the Forward Looking Statements section or the Business and Properties section of the prospectus. Likewise the risk factor titled “Because we are an exploration stage company...” has been revised and some of the information moved to the Business and Properties section of the prospectus.
          The Company anticipates that if no mineralized material is found it will cease operations. This fact has been included in the Summary section and in the third risk factor in the Risk Factor section.
     Management does not believe that that the Company’s operations conducted in Chile represent a material risk to investors. First of all, according to the CIA World Factbook published on the CIA’s website, Chile is deemed a “stable, democratic nation” with a “high level of foreign trade” and has a “reputation as a role model for economic reform.” It has the strongest sovereign bond rating in South America. According to the U.S. Department of State Background Note on Chile as published on its website, Chile “has pursued generally sound economic policies for nearly three decades” and has a “welcoming attitude toward foreign direct investment.” Secondly, a foreign investor in Chile can hold 100% ownership of a Chilean company and have access to formal exchange markets. Chilean law guarantees non-discrimination to foreign investors through a series of bilateral investment treaties. Chile also has free trade agreements with Canada and the United States, among others. Thirdly, Chilean law establishes mechanisms for repatriation of capital and profits which are not anticipated to materially inhibit the Company’s ability to repatriate either its capital investments or profits. Chilean Decree Law 600 guarantees investors the right to repatriate capital one year after its entry and to remit profits at any time. According to the Company’s management in Chile, which includes Chilean attorneys practicing in this field, the one-year capital lock-in has not represented a restraint since most productive projects in areas such as mining, forestry, fishing, and infrastructure require more than a one-year startup period.
     14. The subheading of risk factor two has been revised to highlight the absence of any historical revenues or current prospects for future revenues. We have also revised the language in this risk factor to clarify the absence of any historical revenues relating to the exploration activities.
     15. Language has been added to the third risk factor to clearly state that if the Company’s exploration program is unsuccessful, it will not be able to continue operations. This language has also been added in the Prospectus Summary section, in the Overview and the Cerro Blanco subsections of the Business and Properties section.

Barbara C. Jacobs, Assistant Director
December 27, 2005

     The Company’s business plan is to explore solely for mineralized materials, in particular, titanium, on the Cerro Blanco property. Language has been added to the Prospectus Summary section, as well as in the Overview and the Cerro Blanco subsections of the Business and Properties section.
     The reference to the mining concessions containing economic mineralization as extremely remote has been changed in this risk factor. Management believes that because of the amount of exploration work performed on the property to date as outlined in the Technical Report dated January 30, 2005, referenced in response to comment 27 below, the phrase “extremely remote” is not accurate and has substituted the phrase “is not assured” which management believes is more accurate.
     The Company has no current plans if mineralization is not found on the Cerro Blanco property. Management has no plans to entertain any other business opportunities offered to the Company. Management believes that the prospectus accurately reflects the plans of the Company as to the proposed mining operations. As set forth in the third risk factor, if the exploration program is unsuccessful, operations will cease.
     16. Management believes that at the time the mining concessions are ready for exploration or development, sufficient qualified workers, supplies, and equipment will be reasonably available. Therefore, management does not believe that any additional risk factor is needed.
Risks Related to Our Common Stock
Because our shares are designated as Penny Stock..., page 5
     17. The subheading for the risk factor dealing with the penny stock rules has been revised to focus the reader on the risk from broker-dealers being less likely to trade in these types of securities. The body of the risk factor has been revised to include a complete definition of “penny stock” and to provide more detail as to why the additional disclosure requirements could affect the sale of the Company’s shares in any secondary market.
Market For Our Common Stock
Market Information, page 7
     18. The language in this introductory paragraph has been changed to reflect that the information provided relates to the high and low bid information for the Company’s common stock.
Determination of Offering Price
     19. Language has been added to this section to list the factors used in determining the high and low range of the selling price of the shares by the selling shareholders.

Barbara C. Jacobs, Assistant Director
December 27, 2005

Management’s Plan of Operation, page 9
     20. The Company completed the acquisition of an undivided interest in the Cerro Blanco property in September 2005. Exploration drilling by the Company and the previous owner has defined a rutile resource and metallurgical test work performed by Lakefield Research has demonstrated that a rutile concentrate meeting buyer specifications can be produced using a conventional flotation process. Over the next 12 months the Company has two objectives: to advance the project to a final engineering feasibility level and to secure off-take agreements for the planned concentrate output. In order to achieve the first objective, the Company will conduct infill and step out drilling to provide additional data for mine modelling and grade variability as well as to search for possible extensions to the defined resource; run a continuous, pilot scale metallurgical test on a bulk sample representative of the rutile resource under consideration for mining; prepare an environmental impact assessment from the base line data collected and advance permit applications; complete detailed design engineering, costing and a final feasibility study. With respect to the second objective, the Company will execute a marketing program with potential buyers of the concentrate, starting with the testing of samples of Cerro Blanco rutile concentrate at the buyers’ operations and, subject to technical acceptability, ending with the negotiation of off-take agreements. On a year over year comparative basis, the Company’s activity in 2006 is expected to far exceed that of 2005 with increased expenditure across all areas, but particularly exploration and drilling, metallurgy, engineering and marketing.
     21. Based on the Company’s 2006 operating budget projections, the Company can satisfy the cash requirements to meet the objectives set out above as well and to fund general and administrative expense for the next 12 months from funds on deposit. Further, the projected closing balance for funds on deposit as at December 31, 2006, could satisfy the Company’s cash requirements for an additional 12 months, assuming no reduction in management fees and overheads and no technical work related to the property. Excluding technical and marketing programs, the Company is budgeting expenses averaging $60,000 per month for 2006, including costs associated with maintaining both a Canadian and a U.S. common share listing. The cost of achieving the Canadian listing has been budgeted at $85,000, $60,000 of which remains to be expended in 2006. With the exception of funds on deposit, the Company has no other sources of committed funds. Should the Company decide — or be required — to increase expenditures over those contained in the 2006 operating budget, the most likely source of new funds would be an equity placement of common shares.
     With respect to the current engineering status of the project and planned steps, expenditures and timing to complete a final feasibility study, a considerable body of engineering design and process engineering work has already been completed. Drilling will recommence in the first quarter of 2006; process design and recovery tests at a lab scale will be completed and the marketing and business development program will be implemented and extend through the balance of the year. Exploration field work and data interpretation will continue into the second quarter and mine planning and design will commence. Pilot scale metallurgical test work will be completed in the third quarter and at the same time final design engineering and costing will get underway. Activity in the fourth quarter will focus on incorporating data and commercial input

Barbara C. Jacobs, Assistant Director
December 27, 2005

from the pilot scale metallurgical test and marketing program into the final process design, completion of detailed design engineering and costing and preparation of a final feasibility study. Environmental and permitting will commence in the first quarter and be largely completed by the end of the third quarter. Budgeted costs to complete this work total $2,363,000 and are comprised of exploration and mine planning ($1,062,000); project engineering ($206,000); metallurgical engineering and pilot plant test work ($595,000); environmental and permitting ($275,000) and business development and marketing ($225,000).
Business and Properties
Overview, page 11
     22. Additional language has been added under the heading “Title Status and Exploration Rights” in the Business and Properties section to clarify the rights conferred upon the holder of a mining concession and the differences between the rights of the holder of the mining concession and the surface owner. We have also included language explaining the current status of obtaining the surface rights or a judicial easement.
     23. The second paragraph under this subheading has been expanded to clarify the disclosure concerning the acquisition of the initial mining concessions. The specific parties have been identified and the total consideration set forth. The negotiations of the original agreement were between GreatWall and Phelps Dodge, and this information has been included in the paragraph. Only the initial payment for the mining concessions was made by GreatWall prior to the merger with the Company, and all subsequent payments were made by the Company. This information has been included in the paragraph.
     Mr. Pettersen is a shareholder of the Company, but has no other involvement with it.
     24 All of the exploitation mining concessions that make up the Cerro Blanco project are registered exploitation mining concessions. The single reference to “exploitation mining concessions” in the first paragraph of this section which did not make reference to them being registered has been amended and the word “registered” has been added.
Cerro Blanco Property
Location and Access, page 13
     25. Language has been added to this section elaborating on the accessibility to the Cerro Blanco property.
Geology and Mineralization, page 15
     26. The characterization of the property as containing a “large and possibly unique type of titanium mineralization” is based upon information contained in the Technical Report

Barbara C. Jacobs, Assistant Director
December 27, 2005

dated January 30, 2005, of Thomas A. Henricksen, referenced below in response to comment 27, on pages 5 and 21 of the report.
Exploration Plans, page 15
     27. On October 25, 2005, prior to filing the original registration statement, I contacted Mr. Roger Bean, one of the geologists in your office to confirm with him which of the available reports required as supplemental information by Instruction 1 to paragraph (c)(2) of Industry Guide 7 should be submitted with the original filing and in what format. He indicated that I should list all the available reports in the cover letter and that if he or the other geologist wished to review any of these, he would contact me and I could email them to him in a pdf format.
     The original cover letter provided with the filing of the registration statement on October 31, 2005, contained a detailed list of every material engineering, geological or metallurgical report concerning the property. Set forth below is a list of these reports, each of which is available either in hard copy or in pdf format:
     a. A Technical Report dated January 30, 2005, on the Cerro Blanco Rutile Property, Chile, prepared for the Company by Thomas A. Henricksen, a registered Professional Geologist in the State of Wyoming. This report was prepared in anticipation by the Company of the filing of an application for listing of its stock on the Toronto Venture Exchange and is anticipated to be filed with such application. The history of the Company’s mining claims and much of the description of the claims in the prospectus is taken from this report.
     b. Metallurgical reports prepared for the Company by SGS Lakefield Research Limited of Ontario, Canada, in connection with an investigation into the recovery of rutile from the Cerro Blanco project. The Company has two reports from this firm dated January 13, 2005, and April 18, 2005.
     c. Certificates of title dated April 8, 2005, on the nine registered exploitation mining concessions issued by the Registrar of Real Estate and Mines of Freirina, Province of Huasco, Third Region of Atacama, Chile. These certificates have been translated into English.
     d. A public deed dated March 24, 2004, evidencing title to the 22 exploration claims in the name of Compañía Minera Rutile Resources Limitada (the Company’s Chilean subsidiary) which describes how the claims were established through the use of an official agent on behalf of Compañía Minera Rutile Resources Limitada, who then transferred the claims from his name to Compañía Minera Rutile Resources Limitada. The deed has been translated into English.
     e. A Winter Baseline Environmental Study performed on the Cerro Blanco Rutile Property in Chile, prepared for the Company by Arcadis Geotecnica delivered in September of 2004, and a Baseline (Winter and Summer) Study performed on the Cerro

Barbara C. Jacobs, Assistant Director
December 27, 2005

Blanco Rutile Property prepared for the Company by Arcadis Geotecnica and delivered in December of 2004. Arcadis Geotecnica are the environmental consultants which have been contracted by the Company to perform the Environmental Impact Study. The Baseline Study reports present the results obtained in two on site campaigns—one during September and one during November, periods which are considered key by the Company for the characterization of the biotic environment in the zone. The study has been translated into English.
     f. Fourteen flotation maps containing conceptual process flow sheets information for the extraction of rutile concentrates from the Cerro Blanco claims. The information provided gives details of the crushing plant, grinding and milling and flotation of both product and gangues. There is basis material balance information together with water requirements and preliminary consideration of flotation chemicals, activators and surface treatment chemicals.
Glossary of Terms, page 16
     28. The glossary has been revised to eliminate the references to “ore body” and “tonaliteic suite.” In addition, other definitions have been eliminated where management believes the meaning would be clear from the context in which the term is used. However, where technical terms relating to geology, mining or related maters are used, management has retained definitions of these terms pursuant to paragraph (b)(6) of Industry Guide 7.
Management
Certain Relationships and Related Transactions, page 20
     29. Upon further reflection the Company has determined that the transaction with Phelps Dodge on September 7, 2005, should not have been included in this section, since at the time Phelps Dodge was not a person included within the list set forth in Item 404(a)(1)-(4). The information about the September 7, 2005, transaction has been removed from this section.
Selling Stockholders, page 25
     30. The columns in the table of selling stockholders have been revised to conform the information in these columns to the requirements of Item 507.
     31. The only material transactions or relationships between the Company and the selling shareholders consisted of the purchase of the Chilean mining claims from a subsidiary of Phelps Dodge, the $5,000,000 funding transaction with Rubicon, and the issuance of securities to Phelps Dodge as satisfaction of the final payment for the purchase of the claims. Each of these transactions has been added to this section.
     32. As set forth in footnote 2 to the table in this section, Messrs Paul Anthony Brewer, Jeffrey Eugene Brummette, William Francis Callanan, Vilas Gadkari, Robert Michael

Barbara C. Jacobs, Assistant Director
December 27, 2005

Greenshields and Horace Joseph Leitch III are listed as being deemed to be beneficial owners of the shares offered for resale by Rubicon Master Fund. All of these natural persons may be deemed to share in the voting and dispositive powers with respect to these shares.
Plan of Distribution, page 28
     33. A copy of CF Tel. Interp. A65 in regard to short selling has been made available to the Company and to counsel for the selling shareholders.
Financial Statements
Unaudited Consolidated Financial Statements, September 30, 2005
Statements of Cash Flows
     34. A separate line item has been added to financing activities on the statement of cash flows.
Note 2—Stockholders’ Equity
     35. The required disclosure has been added to footnote 9 (a).
     36. For the purpose of SFAS 133, the preferred stock is not considered a derivative instrument as they meet the scope exception of paragraph 11(a). Management’s analysis of paragraphs 12-32 of EITF 00-19 is as follows:
     The Class A shares are convertible into shares of the Company’s common stock at the rate of $0.80 per share at any time, subject to the following limitations and conditions:
     a. If the Company issues or sells shares of its common stock, or grants options or other convertible securities which are exercisable or convertible into its common shares at prices less than the conversion price of its Class A shares, then the conversion price of the Class A shares will be reduced to this lower sale or conversion price.
     b. The Class A shares may not be converted into common shares if the beneficial owner of such shares would thereafter exceed 4.99% of the outstanding common shares.
     c. The Company is also not obligated to convert the Class A shares if the issuance of the common shares would exceed the number of shares of common stock which it may issue upon conversion of its preferred shares without breaching any obligations under the rules or regulations of the principal market for its common shares.

Barbara C. Jacobs, Assistant Director
December 27, 2005

     The holders of the Class A shares are entitled to the number of votes equal to the number of whole shares of common stock into which they are convertible. The Class A shares vote together with the holders of the common stock, except as provided by law.
     In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of the Class A shares will be entitled to receive a pro rata amount of the funds available for liquidation with the holders of the common stock as though the Class A shares were converted.
     The holders of the Class A shares are entitled to such dividends paid and distributions made to the holders of the Company’s common stock to the same extent as if such holders of the Class A shares had converted their preferred shares into common stock.
     The holders of the Class A shares do not have any preemptive rights to purchase shares of the Company’s common stock.
     There are no redemption or sinking fund provisions applicable to the Class A shares.
“The contract permits the company to settle in unrestricted share"
As described above, the shares are convertible into unregistered common stock at a rate of $0.80 per share.
Therefore, under paragraphs 12 and 13, this instrument can be classified as permanent equity.
“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.”
As at September 30, 2005, the Company had 84,185,867 unissued shares of authorized common stock available to satisfy the conversion of 1,300,000 stock options and 3,283,633 stock warrants outstanding as well as the conversion of 6,875,000 preferred shares into 5,500,000 common shares and the additional 6,875,000 warrants. Therefore, share settlement is within the control of the Company and this instrument can be classified as permanent equity.
“The contract contains an explicit limit on the number of shares to be delivered in a share settlement”
Since the preferred shares are convertible to a maximum of $0.80 per share to shares of common stock, the Company knows that the maximum number of shares to be issued upon conversion of its 6,875,000 preferred shares to common stock will be 5,500,000 shares and no additional cash settlement will be required on conversion. Even though the number of shares of common stock that can be issued is restricted by the terms described above, it is not a restriction due to the authorized common stock of the Company but a limitation due to the number of shares outstanding at a specific point on time. Therefore, the holder will be able to convert these preferred shares without any restrictions once the

Barbara C. Jacobs, Assistant Director
December 27, 2005

number of issued shares has increased to allow such conversion. At the time of such restrictions, the Company has no obligation to make any cash settlements to the preferred shareholders. In addition, the Company has no other contracts that would require an unknown number of shares to be issued that could potentially be greater than the number of authorized common stock. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There are no required cash payments to the counter party in the event the company fails to make timely filings with the SEC.”
In no event is the Company required to reimburse, redeem or make any cash settlement to the preferred shareholders. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions”
The Company is not obligated to make any cash payments to the preferred shareholders after the preferred shares were issued—not when the preferred shares were issued, not when the preferred shares are converted to common stock and not when the common stock is ultimately sold in the open market. Therefore, under this paragraph, this instrument can be classified as permanent equity.
“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”
As discussed above, there is no cash settlement obligation in the part of the Company. In the case of change of control, the preferred shareholders still have the option to convert the shares into common stock at their option. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There are no provisions in the contract that indicate that the counterparty has rights that rank higher that those of a shareholder of the stock underlying the contract”
The terms of the preferred shares indicate that in the case of liquidation, dissolution or windup, the holders of Class A preferred shares will be entitled to receive a pro rata amount of the funds available for liquidation with the holders of the common stock as though the Class A shares were converted. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There is no requirement in the contract to post collateral at any point of for any reason”
The Company is not required to post any collateral for any reason to protect the preferred shareholders. Therefore, under this paragraph, this instrument can be classified as permanent equity.

Barbara C. Jacobs, Assistant Director
December 27, 2005

     Management believes, based upon its analysis of paragraphs 12-32 of EITF 00-19, that the issued shares of preferred stock should be classified as permanent equity instead of a liability and meet the scope exception of SFAS 133.
     With respect to the beneficial conversion feature, as described in EITF 98-5 and EITF 00-27, the shares are convertible into unregistered common stock at a rate of $0.80 per share; at the time of commitment or issuance the fair value of the shares was $0.96 which represents a beneficial conversion feature of $0.16 per share or a total beneficial conversion feature of $1,100,000. As described in paragraph 8 of EITF 98-5, the discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred stockholder over a minimum period from the date of issuance to the date at which the preferred stockholders can realize that return, that is through the date of earliest conversion. Since the preferred shares are convertible at any time from the time of issuance, the discount will be fully amortized through retained earnings at the date of issuance. As such, the Company has amended its filing to increase its paid-in-capital for common stockholders and increased its accumulated deficit by a total of $1,100,000 for the period ended September 30, 2005.
     Management also reviewed the allocation of the value of the shares and the warrants as discussed in EITF 00-27 and concluded that since the exercise price of the warrants is much higher than market value at the time of grant, whereas the preferred stock is convertible at a discount of $0.16 per share, the relative fair values of the convertible instruments are allocated 100% to the preferred stock. Therefore, no additional discount will be required for the preferred stock.
     37. For the purpose of SFAS 133, the warrants are not considered derivative instruments as they meet the scope exception of paragraph 11(a). Management’s analysis of paragraphs 12-32 of EITF 00-19 is as follows:
     The Company has issued warrants to purchase 6,875,000 to the preferred stockholders herein. These four-year warrants are exercisable immediately at an exercise price of $1.25 per share, provided that if the Company issues or sells shares of its common stock, or grant options or other convertible securities which are exercisable or convertible into its common stock, at prices less than this exercise price, then the exercise price of these warrants will be reduced to this lower sale or conversion price. Also, these warrants may not be exercised if the beneficial owner of such shares would thereafter exceed 4.99% of the outstanding common stock. In the event of a subdivision or combination of the Company’s common stock, the exercise price in effect immediately prior to such subdivision or combination and the number of shares issuable upon exercise will be proportionately adjusted. The warrant holders are also entitled to certain antidilution rights in the event of a pro rata distribution to the stockholders. In the event of any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets to another person or other transaction effected in such a way that holders of its common stock would be entitled to receive securities or assets with respect to or in exchange for the Company’s common stock, the warrant holder will be entitled to exchange his

Barbara C. Jacobs, Assistant Director
December 27, 2005

warrant for a security of the acquiring entity substantially similar in form and substance to this warrant.
“The contract permits the company to settle in unrestricted share”
As described above, the warrants are exercisable into unregistered common stock at a rate of $1.25 per warrant for a period of 4 years. Therefore, under this paragraph, this instrument can be classified as permanent equity.
“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.”
As at September 30, 2005, the Company had 84,185,867 unissued shares of authorized common stock available to satisfy the conversion of 1,300,000 stock options and 3,283,633 stock warrants outstanding, conversion of 6,875,000 preferred shares into 5,500,000 common shares as well as exercise of these warrants. Therefore, share settlement is within the control of the Company and this instrument can be classified as permanent equity.
“The contract contains an explicit limit on the number of shares to be delivered in a share settlement”
Since the warrants are exercisable at a maximum price of $1.25 per warrant, the Company knows that the maximum number of shares to be issued upon exercise will be 5,500,000 shares and no additional cash settlement will be required. Even though the number of shares of common stock that can be issued is restricted by the terms described above, it is not a restriction due to the authorized common stock of the Company but a limitation due to the number of shares outstanding at a specific point on time within the 4-year term the shares are exercisable. At the time of such restrictions, the Company has no obligation to make any cash settlements to the warrant holders. In addition, the Company has no other contracts that would require an unknown number of shares to be issued that could potentially be greater than the number of authorized common stock. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There are no required cash payments to the counter party in the event the company fails to make timely filings with the SEC.”
In no event is the Company required to reimburse, redeem or make any cash settlement to the warrant holders. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions”
The Company is not obligated to make any cash payments to the warrant holders after the warrants were issued—not when the warrants were issued, not when the warrants are exercised to common stock and not when the common stock is ultimately sold in the open

Barbara C. Jacobs, Assistant Director
December 27, 2005

market. Therefore, under this paragraph, this instrument can be classified as permanent equity.
“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”
As discussed above, there is no cash settlement obligation in the part of the Company. In the case of change of control, the warrant holders are entitled to obtain an instrument that will give them the same rights as the warrants held before such transaction. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract”
Under the terms of the warrant there is no provision that will give the warrant holder a right that would rank higher than those of a common stock shareholder. Therefore, under this paragraph, this instrument can be classified as permanent equity
“There is no requirement in the contract to post collateral at any point of for any reason”
The Company is not required to post any collateral for any reason to protect the warrant holders. Therefore, under this paragraph, this instrument can be classified as permanent equity.
     Management believes, based upon its analysis of paragraphs 12-32 of EITF 00-19, that the issued warrants do not trigger a liability classification of the warrants and should be classified as permanent equity.
     38. The Company adopted this statement effective January 1, 2005; it has amended its filing on page 11 to state the adoption effective January 1, 2005.
     As described in footnotes 3(h) and 9(b)(ii), the recorded value of shares issued for services during the period ended September 30, 2005, was equal to the shares fair market value at the date of issuance. Accordingly, the Company has complied with the disclosure requirements of paragraph 84 of SFAS123R.
White Mountain Titanium Corporation
Audited Consolidated Financial Statements, December 31, 2004
Consolidated Schedule of Exploration Costs
     39. The schedule has been moved to footnote 7.

Barbara C. Jacobs, Assistant Director
December 27, 2005

Note 1—Nature of Business and Basis of Presentation
          40. The following responses are provided for each bullet point in this comment:
•	The language in footnote 1 has been revised to clarify that the transaction has been treated as a capital transaction as outlined in Appendix B and D of the SEC’s Staff Training Manual, and included in footnote 1 that Utah Networking Services, Inc. was a non-reporting non-operating shell company. Management has further clarified that the financial statements presented include those of GreatWall for each of the periods presented and are consolidated with the financial statements of Utah commencing December 1, 2003, the effective date of the merger agreement. Management further confirms the cumulative statement of operations presented represent that of GreatWall from inception on November 13, 2001.

•	As discussed above and in item 7, Utah was a non-operating non-reporting shell company. The disclosure in the financial statements has been revised to clarify that the merger was a capital transaction in accordance with Appendix B and D of the SEC’s Staff Training Manual. The financial statements of Utah have been removed from footnote 6 of the financial statements.

•	In accordance with Appendix B and D of the SEC’s Staff Training Manual, the excess amount has been charged to deficit as no increase to amounts presented should be recorded. The financial statements have been revised to exclude the disclosure of the deficit accounts from the statements of operations and include the disclosure only on the statement of stockholders’ equity.
Note 3—Significant Accounting Policies
f.) Asset retirement obligations
          41. To date the Company has extended access roads on the property, drilled additional holes and taken a bulk sample from surface. All drill holes have been capped. Should the Company decide to withdraw from the property, which it does not intend to do, the Company may be required to recontour some of the drill sites and the road access to those sites. While not currently estimated, the cost of such recontouring would be nominal.
Note 7—Resource Property Agreements
          42. Dorado defaulted on its purchase agreement with the underlying property owner and the owner agreed to allow the Company’s Chilean subsidiary to replace Dorado under the purchase agreement.

Barbara C. Jacobs, Assistant Director
December 27, 2005

Utah Networking Services, Inc.
Audited Consolidated Financial Statements, December 31, 2003
     43. The separate financial statements of Utah Networking Services, Inc. have been eliminated from this filing and the relevant information has been included in a single financial statement for the Company.
PART II
Recent Sales of Unregistered Securities, page II-1
     44. Disclosure of unregistered issuances for GreatWall has been added to this section.
     With respect to the issuance of the shares to GreatWall in the merger transaction with the Company, the number of accredited and sophisticated shareholders receiving shares in the merger has been added.
     The language in the paragraphs with respect to the unregistered securities issuances to Hunter Wise Securities and Aware Capital has been revised to clarify that they were sophisticated investors at the time of the issuance.
     Disclosure as to the type of consulting services performed by Hunter Wise, Aware Capital, Research Works, and Memphis Consulting Group has been added in each respective paragraph in this section. None of the services performed by these entities is ongoing and were terminated prior to the filing of the registration statement.
     Disclosure as to the type of services performed by Sunrise Securities has been added.
Signatures, page II-7
     45. The titles for Messrs Kurtanjek and Flower have been revised as requested.
Exhibit 5.1
     46. This letter will confirm that I am not licensed to practice in the State of Nevada. The opinion has not been qualified by indicating that I am not licensed to practice in Nevada.
     47. The requested language has been added to the opinion.

Barbara C. Jacobs, Assistant Director
December 27, 2005

     Please feel free to contact me if you have any questions in regard to this filing.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance

cc:	Brian Flower, CFO
Michael P. Kurtanjek, President
Michael Adelstein, Esq.
Sarah A. Strunk, Esq.